Exhibit 99.1

On May 19, 2022, Ardagh Metal Packaging S.A. (the “Company”) held its 2022 Annual General Meeting of Shareholders (the “AGM”) by way of proxy without physical presence of shareholders in accordance with the Luxembourg law of September 23, 2020 as amended.  At the AGM, the Company’s shareholders voted on eight proposals as set forth below, each of which is described in detail in the proxy statement filed by the Company on April 14, 2022 and available on the Company’s website. Each of the eight proposals was approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by the shareholders entitled to vote at the AGM.  The percentage of the number of votes cast as “for” each proposal exceeded 93%.

1.	Consider the reports of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2021 and approve the Company’s consolidated financial statements for the financial year ended December 31, 2021.
2.	Consider the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2021 and approve the Company’s annual accounts for the financial year ended December 31, 2021.
3.	Resolve to carry forward the profit for the year ended December 31, 2021.
4.	Ratify the appointment by the Board of Directors of the Company on October 26, 2021 of Mr. John Sheehan as Class II Director of the Company to fill a vacancy on the Board until the 2022 annual general meeting of shareholders.
5.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2021 for the proper performance of their duties.
6.	Re-elect the Class I Directors of the Company and elect one Class II Director of the Company:
a)	Mr. Yves Elsen, as Class I Director until the 2025 annual general meeting of shareholders;
b)	Mr. Damien O’Brien, as Class I Director until the 2025 annual general meeting of shareholders;
c)	Mr. Hermanus Troskie, as Class I Director until the 2025 annual general meeting of shareholders; and

d)  Mr. John Sheehan, as Class II Director until the 2023 annual general meeting of shareholders.

7.	Approve the aggregate amount of the directors’ remuneration.
8.	Appoint PricewaterhouseCoopers Société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2023 annual general meeting of shareholders.